Filed by: Diebold, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Wincor Nixdorf AG

Commission File No.: 333-155520

February 24, 2016

Exhibit 99.1

Diebold’s Takeover Offer to Wincor Nixdorf Shareholders

Creating the premier self-service company for financial and retail markets

February 2016

Use of non-GAAP financial information

Diebold has included non-GAAP financial measures in this presentation to supplement Diebold’s condensed consolidated financial statements presented on a GAAP basis. Definitions of these non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included elsewhere in this presentation.

Diebold’s management uses constant currency, non-GAAP product, service and total gross margins, non-GAAP operating expense, non-GAAP operating profit, non-GAAP tax rate, non-GAAP net earnings, and non-GAAP diluted earnings per share, and excludes gains, losses or other charges that are considered by Diebold’s management to be outside of Diebold’s core business segment operating results. Net debt and free cash flow are liquidity measures that provide useful information to management about the amount of cash available for investment in Diebold’s businesses, funding strategic acquisitions, repurchasing stock and other purposes. The company calculates constant currency by translating the prior year results at the current year exchange rate.

These non-GAAP financial measures may have limitations as analytical tools, and these measures should not be considered in isolation or as a substitute for analysis of Diebold’s results as reported under GAAP. Items such as impairment of goodwill and intangible assets, though not directly affecting Diebold’s cash position, represent the loss in value of goodwill and intangible assets over time. The impairment expense associated with this loss in value is not included in non-GAAP operating profit, non-GAAP net earnings, non-GAAP diluted earnings per share and therefore does not reflect the full economic effect of the loss in value of those goodwill and intangible assets. In addition, items such as restructuring charges and non-routine expenses that are excluded from non-GAAP gross profit, non-GAAP operating expense, non-GAAP operating profit, non-GAAP net earnings, and non-GAAP diluted earnings per share can have a material impact on cash flows and earnings per share. In addition, free cash flow does not represent the total increase or decrease in the cash balance for the period. The non-GAAP financial information that we provide also may differ from the non-GAAP information provided by other companies.

We compensate for the limitations on our use of these non-GAAP financial measures by relying primarily on our GAAP financial statements and using non-GAAP financial measures only supplementally. We also provide robust and detailed reconciliations of each non-GAAP financial measure to the most directly comparable GAAP measure, and we encourage investors to review carefully those reconciliations.

We believe that providing these non-GAAP financial measures in addition to the related GAAP measures provides investors with greater transparency to the information used by Diebold’s management in its financial and operational decision-making and allows investors to see Diebold’s results “through the eyes” of management. We further believe that providing this information better enables investors to understand Diebold’s operating performance and to evaluate the efficacy of the methodology and information used by management to evaluate and measure such performance.

Forward-looking statements

In this presentation, statements that are not reported financial results or other historical information are “forward-looking statements”. Forward-looking statements give current expectations or forecasts of future events and are not guarantees of future performance. These forward-looking statements relate to, among other things, the company’s future operating performance, the company’s share of new and existing markets, the company’s short- and long-term revenue and earnings growth rates, and the company’s implementation of cost-reduction initiatives and measures to improve pricing, including the optimization of the company’s manufacturing capacity.

The use of the words “will,” “believes,” “anticipates,” “expects,” “intends” and similar expressions is intended to identify forward-looking statements that have been made and may in the future be made by or on behalf of the company. Although the company believes that these forward-looking statements are based upon reasonable assumptions regarding, among other things, the economy, its knowledge of its business, and on key performance indicators that impact the company, these forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The company is not obligated to update forward-looking statements, whether as a result of new information, future events or otherwise.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Some of the risks, uncertainties & other factors that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements include, but are not limited to the Company’s ability to successfully consummate the purchase of Wincor Nixdorf, including obtaining the necessary financing and satisfying closing conditions;

the Company’s ability to realize benefits from the strategic business alliance with Securitas AB;

competitive pressures, including pricing pressures and technological developments;

changes in the company’s relationships with customers, suppliers, distributors and/or partners in its business ventures;

changes in political, economic or other factors such as currency exchange rates, inflation rates, recessionary or expansive trends, taxes and regulations and laws affecting the worldwide business in each of the company’s operations;

global economic conditions, including any additional deterioration and disruption in the financial markets, including the bankruptcies, restructurings or consolidations of financial institutions, which could reduce our customer base and/or adversely affect our customers’ ability to make capital expenditures, as well as adversely impact the availability and cost of credit;

acceptance of the company’s product and technology introductions in the marketplace;

the finalization of the company’s financial statements for the periods discussed in this presentation;

the company’s ability to maintain effective internal controls;

changes in the company’s intention to further repatriate cash and cash equivalents and short-term investments residing in international tax jurisdictions, which could negatively impact foreign and domestic taxes;

unanticipated litigation, claims or assessments, as well as the outcome/impact of any current/pending litigation, claims or assessments, including but not limited to the company’s Brazil tax dispute;

variations in consumer demand for financial self-service technologies, products and services;

potential security violations to the company’s information technology systems;

the investment performance of our pension plan assets, which could require us to increase our pension contributions, and significant changes in healthcare costs, including those that may result from government action;

the amount and timing of repurchases of the company’s common shares, if any; and

the company’s ability to achieve benefits from its cost-reduction initiatives and other strategic changes, including its multi-year realignment plan and other restructuring actions, as well as its business process outsourcing initiative.

Important information for investors and shareholders

In connection with the proposed business combination, Diebold has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on February 5, 2016, that includes a prospectus of Diebold to be used in connection with the offer. In addition, on February 4, 2016, the German Federal Financial Supervsiory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) approved the publication of the German offer document in connection with the offer. Diebold published the German offer document on February 5, 2016.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus, an English translation of the offer document, and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. You may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further, you may obtain a copy of the offer document free of charge from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, or by e-mail to dct.tender offers@db.com or by telefax to +49 69 910 38794.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Terms and further provisions regarding the public offer are disclosed in the offer document, which was published on February 5, 2016, and in documents filed or that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the prospectus, the offer document and all documents in connection with the public offer because these documents contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act of 1933, as amended, and a German offer document in accordance with applicable European regulations, including the German Securities Acquisition and Takeover Act and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made, directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

This document may outline certain German withholding tax consequences related to the participation in the offer that may be or may become relevant to holders of shares of Wincor Nixdorf. Any discussion of German tax considerations is of a general nature only and does not constitute a comprehensive or definitive explanation of all possible aspects of German taxation that may be relevant for shareholders of Wincor Nixdorf. Furthermore, this document does not address non-German tax considerations that may apply to a shareholder that is a tax resident of a jurisdiction other than Germany. In particular, this document does not discuss any tax consequences arising out or in connection with potentially applicable double-taxation treatises that may be or may become relevant to holders of shares of Wincor Nixdorf. This document is based upon domestic German tax laws in effect as of the date hereof. It is important to note that the legal situation may change, possibly with retroactive effect, and that no assurance can be given regarding the tax treatment of this transaction by fiscal authorities and the courts.

DIEBOLD - Who We Are

Overview

- Leading provider of self-service solutions to financial, commercial and other markets
- Founded in 1859; headquartered in North Canton, Ohio
- 15,000 employees in more than 90 countries
- Revenue of $2.4 billion and non-GAAP operating profit[1] of $140 million during 2015
- Market capitalization of ~$1.6 billion[2]
- Meaningful business relationships with each of the top 10 banks in US
- Highly experienced management team with successful track record of operational and financial performance

Services-led

- ✓ Nearly 60% of revenue from software & services
- ✓ >80% attach rate and 95% renewal rate
- ✓ 85K ATMs under maintenance contracts and 28K ATMs under managed services contracts
- ✓ 8,500 service professionals

Software-enabled

- ✓ Phoenix is a leader in multi-vendor software

Supported by innovative hardware

- ✓ Greater capacity and reliability from new family of self-service solutions
- ✓ Cardless self-service solutions

Automating the way people connect with their money

Note: 1) GAAP operating profit of $64 million adjusted for restructuring, software impairment, Venezuela divestiture, legal, indemnification and professional fees, acquisition / divestiture fees, Brazil indirect tax and other non-routine income / expenses of $76 million.
2) As of February 19, 2016.

5

DIEBOLD WINCOR NIXDORF

Overview of combination

DIEBOLD + WINCOR NIXDORF

- Innovative service solutions spanning the complete value chain
- Combines leading innovators to deliver fully integrated software and self-service technology
- Highly complementary geographic presence and customer base
- Strongly positioned to pursue $60 billion market including in growth areas of branch automation, omnichannel and mobile
- Experienced management team to lead ~$5.2 billion[1] global company and deliver $160 million of cost synergies by the end of year 3

	"Diebold Nixdorf"
Revenue[1]	~$5.2 billion
Geographic mix[1,2]	EMEA 44% Americas 37% Asia Pacific 19% • Closely mirrors the total addressable market distribution
Product mix[1]	***Targeting ~65% mix for services & software***

Note 1) Based on trailing 12 months revenue for Diebold and Wincor Nixdorf through December 31, 2015. Diebold revenue excludes contribution of North American Electronic Security business which Diebold divested on February 1, 2016. Wincor Nixdorf financials have been converted from Euros to US$ using an ECB reference exchange rate of 1.11 Euros/US$.
2) Wincor Nixdorf's regional revenue split has been adjusted to align more closely with Diebold's regional definitions.

6

DIEBOLD WINCOR NIXDORF

Key terms of the takeover offer

Consideration	• Wincor Nixdorf shareholders are offered €38.98 in cash and 0.434 Diebold shares for each share of Wincor Nixdorf[1] • Total current transaction value of approximately $1.7 billion, inclusive of net debt[2] • Offer is subject to a minimum acceptance threshold of c. 75 percent of all current voting stock (outstanding shares)
Attractive majority cash offer	• 81% cash / 19% stock consideration[2] • Total cash consideration of approximately €1,162 million for tendered Wincor Nixdorf shares[3] • Pro forma leverage of ~4x net debt/EBITDA[4] expected at closing
Upside opportunity	• Expected issuance of up to 19.9% of outstanding Diebold shares (~16.6% ownership of new company) • Wincor Nixdorf shareholders able to participate in potential upside from cost synergies • New shares to be listed on the New York Stock Exchange and Frankfurt Stock Exchange

Note: 1) Represents the headline offer value of €52.50 per Wincor Nixdorf share based on the fixed exchange ratio and five-day volume weighted average price of Diebold shares prior to October 17, 2015 announcement that Diebold and Wincor Nixdorf had signed a non-binding term sheet regarding a potential business combination.
2) As of February 19, 2016.
3) Assumes all outstanding Wincor Nixdorf ordinary shares are tendered in the offer. Excludes additional costs to be incurred.
4) Net debt/EBITDA is defined as long-term debt plus short-term debt minus cash, cash equivalents and short-term investments, divided by earnings before interest, taxes, depreciation and amortization adjusted for restructuring and other non-recurring items for the trailing 12 months. This ratio takes into account the divestiture of Diebold's North American Electronic Security business.

7

DIEBOLD WINCOR NIXDORF

Committed Financing – satisfies Funds Certain criteria

_ Permanent debt financing of up to $2.8 billion to fund transaction, refinance existing debt at both companies and provide liquidity, of which Diebold expects to borrow approximately $2.05 billion in connection with the acquisition close

Financing – $2.3 billion senior secured term loans and unsecured notes1

– $0.5 billion senior secured revolver

_ Expected issuance of up to 19.9% of outstanding Diebold shares

Strong financial performance will support deleveraging from ~4x net debt/EBITDA2,3 at closing to consistently below 3x net debt/EBITDA3 by end of year 3

Capital Allocation Following the transaction close, combined company intends to pay a dividend of

Priorities approximately 1/3 of Diebold’s current annual cash dividend per share, subject to market and other conditions

Reinvest in innovative software and solutions

Note: 1) Takes into account the reduction of underwritten term loan B facility using approximately $ 291 million from the proceeds of Diebold’s sale of its North American Electronic Security business.

2) Net debt/EBITDA is defined as long-term debt plus short-term debt minus cash, cash equivalents and short-term investments, divided by earnings before interest, taxes, depreciation and amortization adjusted for restructuring and other non-recurring items for the trailing 12 months. This ratio takes into account the divestiture of Diebold’s North American Electronic Security business.

3) EBITDA does not include anticipated synergies.

Expected roadmap

2016 2017

Nov 23, 2015 Announcement of

Business Combination Agreement

Feb 5, 2016 Initial Offer Acceptance

Period Begins; S-4 Declared Effective

Feb 11, 2016 Wincor Nixdorf Reasoned

Statement Supporting the Takeover Offer

March 22, 2016 Initial Offer

Acceptance Period Ends1

Regulatory Approvals

Close

Develop integration plans Deliver $160 million of cost synergies by end of year 3

Wincor Nixdorf shareholders are requested to tender their shares before March 22, 2016

Note: 1) A statutory additional acceptance period begins pursuant to German law if, by the end of the initial offer acceptance period, all closing conditions (including the minimum acceptance rate) have been satisfied or, where permissible, waived, except for the regulatory approvals condition, which may remain outstanding until November 21, 2016. The expected start of the additional acceptance period is March 30, 2016 and its expected end date is April 12, 2016.

Transaction is on track

German Offer Document and Form S-4 Registration Statement	✔ Publication of German Offer Document on February 5, 2016 (approved by German Financial Supervision Authority BaFin on February 4, 2016) ✔ Declaration of effectiveness of Form S-4 Registration Statement by the SEC on February 5, 2016
Certainty on tax treatment	✔ Letter from Federal Ministry of Finance on December 18, 2015 removes uncertainty ✔ German withholding tax treatment reconfirmed by Clearstream for structurally comparable takeover offers ✔ Cash component is not subject to withholding tax deduction in Germany for foreign investors[1]
Regulatory approvals	✔ Early termination of Hart-Scott-Rodino waiting period in United States ✔ Antitrust approval process has begun in each of the following countries: Austria, Poland, Portugal, Slovakia, Spain, Brazil, China, Russia and Turkey ● Antitrust approval review process expected to continue through the spring of 2016 with targeted completion by the end of summer[2]
Financing	✔ Diebold syndicated the Revolving Credit Facility, Term Loan A and Delayed Draw Term Loan A in December 2015 ✔ Sale of Diebold's North American Electronic Security business ● Diebold intends to launch the offering of $0.5 billion in senior unsecured notes and syndication of $1.3 billion of Term loan B in late Q1-16 or early Q2-16

Note: 1) For non-German tax resident Wincor Nixdorf shareholders who do not hold their Wincor Nixdorf shares as part of domestic business assets and who have held less than 1 percent of Wincor Nixdorf shares throughout the last five years. For non-German tax resident Wincor Nixdorf shareholders who have held at least 1 percent of Wincor Nixdorf shares at any time in the last five years, the tax authorities provide that, regardless of the fact that the cash component can be subject to German taxation for such investors, no withholding tax must be deducted and paid.
2) The antitrust approval process in each country is unique, and it is not possible to predict the authorities' investigations or conclusions.

10

DIEBOLD WINCOR NIXDORF

Making progress on integration planning

A Synergies B Leadership C Restructuring

_ Developing action plans to accelerate _ Leadership structure outlined in the _ Wincor Nixdorf increased its savings the realization of combination benefit business combination agreement targets from the company’s previously-

initiatives after close announced 7-point restructuring plan

_ Future business model defined

_ Accountability for cost synergies will be _ Diebold reaffirmed its net savings plan by Line of Business (LOB)

assigned immediately following the for the Diebold 2.0 transformation close by Region

100%

Prior Current CEO

Andy Mattes Creating the

premier

CFO President Chief self-service

Chris Eckard Integration company for

Chapman Heidloff Officer

Jürgen financial & retail

Wunram markets

3	LOB Leaders General Counsel

0%

Close Year 1 Year 2 Year 3

11

Targeting >9% non-GAAP OP margins by end of year 3

	Combination benefit initiatives	Combination costs	+	Existing plans	=	End of Year 3 Target
Revenue	• Increase sale of services • Cross sell software	• Dual sourcing ATMs • Dealer rationalization		• Organic growth • Improved mix		
COGS[1] **(~$90 million)**	• Direct materials - scale • Streamlined solutions • Higher direct service utilization • Rationalize coverage overlap	• Restructuring • Contract termination fees • Solutions integration		• Diebold 2.0 net cost savings		**>9% non-GAAP operating profit margin**[2]
Opex[1] **(~$70 million)**	• Integrate corporate & regional resources • Rationalize operational functions	• Restructuring • Facility lease terminations • Back-office overlap		• Wincor 7-point restructuring		

~$160 million of annual cost synergies by end of year 3

Note: 1) Cost of goods sold (COGS) and Operating expense (Opex).
2) non-GAAP operating margin is the percentage of GAAP operating profit margin adjusted for restructuring and non-routine items.

12

DIEBOLD WINCOR NIXDORF

Detailed cost synergy plans

Combination benefit initiatives

Revenue	• Increase sale of services • Cross sell software
COGS (~$90 million)	• Direct materials - scale • Streamlined solutions • Higher direct service utilization • Rationalize coverage overlap
Opex (~$70 million)	• Integrate corporate & regional resources • Rationalize operational functions • Back-office harmonization

Cost Synergy Break-down

Product Component	Purchasing	• Consolidate spend base and renegotiate contracts • Standardize components across product lines (e.g., deposit automation, processors)	~40%
	R&D and product management	• Optimize resources across solution sets • Consolidate components and/or products	
	Plant consolidation	• Consolidate assembly within major hubs • Leverage new China Joint Venture with Inspur Group	
Coverage	COGS (service cost)	• Rationalize service delivery at country level to achieve better density and efficiencies	~30%
Shared services	SG&A	• Rationalize overlapping regional sales management • Frontline salesforce/sales admin maintained • Regional and corporate SG&A synergies	~30%

~$160 million of annual cost synergies by end of year 3

13

DIEBOLD WINCOR NIXDORF

Significant value for Wincor Nixdorf shareholders

Share price performance since ad-hoc release1

€ 55

Percent change

€ 50 30% 2

25% €48.38 Implied offer value J

(+24% vs. undisturbed price1)

20%

€ 45 15% 17% Wincor Nixdorf

Nixdorf price 10% 50%

5%

€ 40

0%

Wincor share(3%) MDAX

(5%)

€ 35(10%)(9%) S&P 400

(15%)(17%) Peers3

(20%)

€ 30(25%)

(30%)

€ 25

Oct-15 Nov-15 Dec-15 Jan-16 Feb-16

An ~80% cash offer provides downside protection during volatile markets

Note: 1) Indexed to values on October 16, 2015, the last trading day prior to the October 17, 2015 announcement that Diebold and Wincor had signed a non-binding term sheet regarding a potential business combination.

2) As of February 19, 2016, the implied offer value was calculated based on cash component of € 38.98 and stock consideration of 0.434 Diebold shares. Diebold price per share has been converted from US$ to Euros using the ECB reference exchange rate of 1.11x US$/Euro.

3) Average performance of NCR and VeriFone. The 50% difference was calculated as of February 19, 2016.

Opportunity to benefit from potential upside

(Per share value)



24% premium to undisturbed price[1]
36% premium to undisturbed price[1]
significant premium to undisturbed price[1]
€38.98
€9.40
€48.38
€4.57
€52.95
Cash component
Current stock consideration [2]
Current implied offer value[2]
Potential upside from 12 month median price target for Diebold [2,3]
Target price value
Combination benefits [4]
Long-term offer value

Note: 1) Wincor Nixdorf undisturbed price is 38.90 Euros on October 16, 2015, the last trading day prior to the October 17, 2015 announcement that Diebold and Wincor had signed a non-binding term sheet regarding a potential business combination.
2) As of February 19, 2016. Diebold price per share has been converted from US$ to Euros using the ECB reference exchange rate of 1.11x US$/Euro as of February 19, 2016. Based on 0.434 exchange ratio of Diebold shares for each Wincor share.
3) Potential upside from 12 month median price target for Diebold is based on a Thomson Reuters FirstCall consensus of $35.71 per share based as of February 19, 2016, the ECB reference exchange rate of 1.11x US$/Euro as of February 19, 2016, and 0.434 exchange ratio of Diebold shares for each share of Wincor.
4) Combination benefits include cost synergies of $160 million by the end of year 3.

15

DIEBOLD WINCOR NIXDORF

Offer represents a premium multiple to Wincor Nixdorf’s historical trading levels

12.0x Offer multiple2

is 10.2X

1

EBITDA 10.0x

LTM

/

Value 8.0x

Wincor Nixdorf

5-year average

Enterprise 6.0x multiple1 is 7.3X

4.0x

Oct-10 Oct-11 Oct-12 Oct-13 Oct-14 Oct-15

Note Source: Factset, company filings.

1) Data is shown prior to October 16, 2015, which is the last trading day prior to the October 17, 2015 announcement that Diebold and Wincor had signed a non-binding term sheet regarding a potential business combination.

2) Transaction value calculated based on implied offer value of €48.38. Wincor Nixdorf financials are as of September 30, 2015 which include debt and minority interest of €182 million, cash of €38 million, and Wincor Nixdorf’s diluted share count of 30 million. Wincor’s LTM EBITDA through September 30, 2015 was €156 million. The implied offer value was calculated based on the cash component of €38.98, and as of February 19, 2016, stock consideration value and an exchange ratio of 0.434 Diebold shares, and the ECB reference exchange rate of 1.11x US$/Euro.

.

Self-service industry

Dynamic market changes Highly competitive marketplace

Self service industry must transform and respond to Increased competition from Asian hardware

– changing consumer demands suppliers

– increased competition Value chain convergence

– greater regulation & compliance costs New payment players vying to develop industry

Industry challenges are more pronounced in standards

developed markets

Technology investments are required to innovate and Larger players are better positioned to innovate and reduce operating costs compete

A multi-vendor approach is required for services and

software

Increasing demand for managed services, branch

automation, mobile and omnichannel solutions

Flexible approach needed for digital payments

Financial institutions and retailers are seeking a strategic partner to provide innovative and transformative solutions

Combined company will be better positioned to provide full spectrum of addressable market opportunities

$60 billion addressable market opportunity for Diebold Nixdorf

Branch Transformation (~$30 billion TAM)[1]

Market	Size ($bn)
Self-service value-added services	$12
Branch Transformation	4
HW & SW, Break-fix Services	7
Cash-in Transit, Behind the Counter	7
Total	**$30**

Players

NCR, G4S, Nautilus Hyosung, Loomis, Glory, Brinks, Cummins Allison

Payment (~$15 billion TAM)[1]

Market	Size ($bn)
Aevi	$10
Omnichannel	5
Total	**$15**

Players

NCR, Samsung, IBM, SAP, Alibaba Group, fiserv., Jack Henry & Associates Inc., PayPal, Infosys, Apple

Retail Automation (~$15 billion TAM)[1]

Market	Size ($bn)
HW & SW Peripherals	$8
HW & SW Maintenance	6
Back-end Cash Management	2
	–
Total	**$16**

Players

NCR, micros, Fujitsu, FEC, Glory, Toshiba Leading Innovation, hp, Cummins Allison

Growth opportunities are primarily in developed countries

Note Source: 2015 data provided by Retail Banking Research, Bain, IHL Data and Diebold internal analysis.
1) Total addressable market.

18

DIEBOLD WINCOR NIXDORF

Combined company is creating a runway for growth

Opportunity for

stronger returns

Innovation Global on capital

accelerates footprint

Omnichannel through

software significant scale

Strength in innovation

services

+

~$3 billion of Packaged & custom More resources for Diebold’s strength Scale benefits services & software offerings backed by innovative R&D in North America Expecting $160 revenue1 strong professional Combined installed combined with million of annual cost

Enhanced services services organization base of nearly Wincor Nixdorf’s synergies by end of portfolio spanning Phoenix multi-vendor 1 million ATMs strength in Europe year 3 more markets software capabilities worldwide Better aligned with Broader addressable addressable market market of $60 billion

Note: 1) Pro forma for combined company for the twelve months ending Dec 31, 2015

Appendix

Diebold’s experienced leadership team

Services-led,

Software enabled,

Supported by

innovative hardware

Andy Mattes Chris Chapman

President and CEO CFO

Joined Diebold as President and CEO in 2013 Joined Diebold in 1996

Previous experience with Hewlett Packard and Siemens AG

– Served as SVP and GM, Enterprise Services, Americas for HP Named CFO in 2014

– Instrumental to the successful integration of EDS into HP Previous experience as VP of Global Finance and VP,

– 20-year veteran of Siemens AG, based in Munich

Controller, International Operations with Diebold

Also serves on Diebold’s Board of Directors

Diebold standalone 2016 Outlook and EPS Bridge

2016 Outlook

Revenue

Total revenue (as reported) Relatively flat

Total revenue (in constant currency) 2% to 4% Non-GAAP EPS Bridge

FSS 2% to 4% 2015 reported EPS from

$1.64

Security Flat continuing operations

Brazil other ~$45M Normalized tax rate – 28%($0.30)

Earnings per share

Net investment

($0.05)

2016 EPS (GAAP) $1.15 – $1.35 income/interest expense

Restructuring charges & 2016 growth ~$0.25 – $0.40

$0.40—$0.35

non-routine expense

2016 EPS (non-GAAP) $1.55—$1.70 2016 EPS (non-GAAP) $1.55—$1.70

Tax rate

Non-GAAP effective tax rate ~28%

Free cash flow

Total free cash flow ~$150M

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed business combination, Diebold has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on February 5, 2016, that includes a prospectus of Diebold to be used in connection with the offer. In addition, on February 4, 2016, the German Federal Financial Supervsiory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) approved the publication of the German offer document in connection with the offer. Diebold has published the German offer document on February 5, 2016.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus, an English translation of the offer document, and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. You may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further, you may obtain a copy of the offer document free of charge from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, or by e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Terms and further provisions regarding the public offer are disclosed in the offer document, which was published on February 5, 2016, and in documents filed or that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the prospectus, the offer document and all documents in connection with the public offer because these documents contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act of 1933, as amended, and a German offer document in accordance with applicable European regulations, including the German Securities Acquisition and Takeover Act and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future including, without limitation, the proposed business combination with Wincor Nixdorf and the offer. Such forward-looking statements are based on the current expectations of Diebold and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such forward-looking statements may include statements about the business combination and the offer, the likelihood that such transaction is consummated and the effects of any transaction on the businesses and financial conditions of Diebold or Wincor Nixdorf, including synergies, pro forma revenue, targeted operating margin, net debt to EBITDA ratios, accretion to earnings and other financial or operating measures. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Diebold and Wincor Nixdorf operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, risks and uncertainties related to the contemplated business combination between Diebold and Wincor Nixdorf include, but are not limited to, the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to consummate, or to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or the contemplated offer, the risk that the parties may not be willing or able to satisfy the conditions to the contemplated business combination or the contemplated offer in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the contemplated business combination, the risk that any announcements relating to the contemplated business combination could have adverse effects on the market price of Diebold’s common shares, and the risk that the contemplated transaction or the potential announcement of such transaction could have an adverse effect on the ability of Diebold to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the prospectus that is attached as Annex 4 to the German offer document and has been filed with the SEC. Additional risks and uncertainties are identified and discussed in Diebold’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, neither Diebold nor Wincor Nixdorf undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.